October 28, 2024

Nicholas R. Balzo
Chief Financial Officer
NorthStar Healthcare Income, Inc.
575 Lexington Avenue, 14th Floor
New York, NY 10022

       Re: NorthStar Healthcare Income, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 000-55190
Dear Nicholas R. Balzo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction